September 4, 2009

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4720

Re:

IntelGenx Technologies Corp.
Registration Statement on Form S-1
Filed August 12, 2009
File Number 333-161305

Dear Mr. Riedler:

On behalf of our client, IntelGenx Technologies Corp. (the “Company”), we have received and reviewed the comment letter dated August 19, 2009 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission concerning the above referenced Registration Statement on Form S-1 (the “S-1”).   On behalf of the Company, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses.

1.

Please remove the common shares underlying the warrants that will be issued upon the exercise of the special warrants sold in the Canadian Private Placement from this registration statement.  As these shares underlie warrants that are not currently outstanding, they cannot be registered for resale at this time.

Response: As discussed in my phone call with the Staff, we believe the special warrants should not be viewed as a separate layer of securities for purposes of your analysis because the special warrants exercise automatically without additional consideration or action by the holders thereof, and thus such exercise does not give rise to a separate investment decision or economic risk for the special warrant holders.

150 King Street West  ●  P.O. Box 30, Suite 2309  ●  Toronto, Ontario M5H 1J9  ●  telephone 416.595.5100  ●  facsimile 416.595.5021
Albany  ●  Boca Raton  ●  Buffalo  w  Johnstown  ●  New York  ●  Palm Beach  ●  Toronto  ●  www.hodgsonruss.com

Jeffrey P. Riedler September 4, 2009 Page 2

More specifically, the special warrants may be exercised at any time at the holder’s option and will exercise automatically, in each case for no additional consideration, on the earliest to occur of (a) the fifth business day after the later of (i) the date a receipt is issued by the relevant securities regulatory authorities in Canada for the final prospectus qualifying the Common Shares and the Warrants to be issued upon the exercise of the Special Warrants, and (ii) the date the S-1 is declared effective by the Securities and Exchange Commission and (b) November 14, 2009. The sole purpose for employing special warrants, as opposed to directly issuing shares of common stock and purchase warrants in the private placement, was to enable the securities issuable upon exercise of the special warrants to be registered for resale (or in Canadian terminology qualified by prospectus for sale), and thus be issued without Canadian resale restrictions.  Canadian counsel to the Company advises that Canadian securities laws do not permit the registration of previously issued securities. Special warrant offerings in Canada permit an issuer to issue special warrants in a private placement and then subsequently file a Canadian prospectus to qualify for sale the securities which underlie the special warrants.  Holders of special warrants make their investment decision regarding the underlying common stock and purchase warrants at the time of purchasing the special warrants. Exercise of the special warrants does not involve any separate investment decision by the holders, and the conditions for the automatic exercise are entirely outside of such holders’ control. The special warrants represent solely the right to receive the underlying common stock and purchase warrants and do not expose the holders to any additional economic risk or benefit upon the exercise or deemed exercise of  the special warrants.

As a result, we believe it is appropriate to disregard the special warrants as a separate layer of securities when analyzing the appropriateness of including common shares underlying the purchase warrants for registration on the S-1.

During our phone call we were asked by the Staff whether the S-1 could be filed after exercise of the Special Warrants.  Because the securities listed on the S-1 have been qualified for sale by a Canadian prospectus, exercise of the special warrants will occur on the later of effectiveness of the S-1 or November 14, 2009.  Accordingly, the Company’s failure to register the securities listed on the S-1 would cause the special warrants to exercise on November 14, 2009 resulting in the issuance of restricted common shares and purchase warrants.  The Company would then begin the registration process and thus prolong the period of illiquidity for investors.  In addition, the special warrants are defined such that the Company must issue an additional 10% of the underlying common stock and purchase warrants to Canadian investors in the event the S-1 is not effective on November 14, 2009

Additionally, during our phone call we discussed a precedent transaction.  We respectfully direct you to the registration no. 333-151926 on Form S-1 filed by Columbia Goldfields Ltd., effective September 17, 2008, and correspondence related thereto

2.

Please remove the additional securities that may be issued as a penalty in the event the Company fails to meet its registration obligations in connection with the July 2009 Private Placement from this registration statement.  You may register these shares in the event the penalty applies.

Response: The comment is noted and the Company has removed from registration the additional securities that may be issued as a penalty in the event the Company fails to meet its registration obligation in connection with the July 2009 Private Placement.

150 King Street West  ●  P.O. Box 30, Suite 2309  ●  Toronto, Ontario M5H 1J9  ●  telephone 416.595.5100  ●  facsimile 416.595.5021
Albany  ●  Boca Raton  ●  Buffalo  w  Johnstown  ●  New York  ●  Palm Beach  ●  Toronto  ●  www.hodgsonruss.com

Jeffrey P. Riedler September 4, 2009 Page 3

3.

We note several inconsistencies among the fee table, the cover page and the prospectus summary as to the total number of securities being offered in connection with this registration statement.  After complying with comments 1 and 2 above, please reconcile these inconsistencies in all places where appropriate to clearly state the total number of shares that will be registered and provide a clear breakdown of the specific categories of securities.

Response: The comment is noted and the Company has resolved inconsistencies among the fee table, the cover page and the prospectus summary as to the total number of securities being offered in connection with this registration statement.

4.

It is unclear as to whether the penalty discussed in the registration statement applies to the U.S. Private Placement or the Canadian Private Placements, or both.  Our confusion may relate to the differing definitions of “July 2009 Private Placement.”  On the cover page you state that the July 2009 Private Placement is defined as the “private placement completed on July 13, 2009”.  However, on page 4 you then define the July 2009 Private Placement as both the U.S. Private Placement and the Canadian Private Placement collectively.  The U.S. Private Placement was completed on July 22, 2009, not July 13, 2009.  Please revise to clarify and ensure that the defined term is used appropriately throughout the filing.

Response: The penalty discussed in the S-1 applies only to the Canadian Private Placement.   The Company has revised the S-1 to separately define the Canadian and U.S. private placements.

5.

We note your statements on page 3 and 30 that Paradigm Capital Inc., Bolder Investment Partners Ltd. and Union Securities Ltd. acted as placement agents for the Canadian Private Placement.  However, footnotes to the Selling Security Holders table on page 29 indicate that Haywood Securities Inc., Haywood Securities Inc. ITF Bolder Investment Partners Ltd., Haywood Securities Inc. ITF Woodstone Capital Inc. and RWG Holdings Ltd. Received placement options as compensation for services in relation to the Canadian Private Placement.  Place reconcile these inconsistencies.

Response: Consistent with what we understand to be acceptable practice in Canada, Haywood Securities Inc., Woodstone Capital Inc. and Research Capital Corp. were engaged as sub-agents by the placement agents and each assisted in the sale of special warrants only in Canada.  The Company had no agreement or arrangement with any of entities acting in a sub-agent capacity.  The placement agents directed that a portion of their placement agent common shares and placement agent options be issued in the name of these entities in consideration for sub-agency services.  We note that the Company improperly referenced RWG Holdings Ltd. in footnote 8.  Such footnote has been corrected to reference Research Capital Corp.  In addition, Haywood Securities Inc. ITF Bolder Investment Partners Ltd. and Haywood Securities Inc. ITF Woodstone Capital Inc. represent brokerage accounts for Bolder Investment Partners Ltd. and Woodstone Capital Inc. held at Haywood Securities Inc.

150 King Street West  ●  P.O. Box 30, Suite 2309  ●  Toronto, Ontario M5H 1J9  ●  telephone 416.595.5100  ●  facsimile 416.595.5021
Albany  ●  Boca Raton  ●  Buffalo  w  Johnstown  ●  New York  ●  Palm Beach  ●  Toronto  ●  www.hodgsonruss.com

Jeffrey P. Riedler September 4, 2009 Page 4

6.

Please file as an exhibit to your registration statement the legal opinion listed as Item 5.1 in your exhibit list opining as to each of the securities included in the offering.

Response: The comment is noted and the Company has included such legal opinion with its amendment No. 1 to the S-1 filed concurrently with this letter.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-595-2681.

Very truly yours,

/s/ Richard B. Raymer

Richard B. Raymer

cc.: Suzanne Hayes

Securities and Exchange Commission

       Laura Crotty

Securities and Exchange Commission

       Ingrid Zerbe

IntelGenx Technologies Corp.

150 King Street West  ●  P.O. Box 30, Suite 2309  ●  Toronto, Ontario M5H 1J9  ●  telephone 416.595.5100  ●  facsimile 416.595.5021
Albany  ●  Boca Raton  ●  Buffalo  w  Johnstown  ●  New York  ●  Palm Beach  ●  Toronto  ●  www.hodgsonruss.com